FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record N°175

Santiago, November 10, 2015

Ger. Gen. N° 117/2015

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins N°1449

                Ref. Significant Event

Dear Sir:

In accordance with articles 9 and 10 under Securities Market Law No.18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enersis S.A.(“Enersis” or the “Company”), I hereby inform you of the following significant event:

In its session held today, the majority of the members of the Board of Directors of Enersis with one vote against has agreed to summon an Extraordinary Shareholders’ Meeting (“ESM”) for December 18, 2015 at 10:00 a.m., to be held at Espacio Riesco, located at Av. El Salto 5000, Huechuraba, Santiago, Chile.

The purpose of this meeting is for the shareholders to acknowledge and rule on the following issues:

1.Information on the proposed corporate reorganization of Enersis (the "Reorganization"), which consists of (i) the spin-off (the "Spin-Off") of Enersis and its subsidiaries, Empresa Nacional de Chile S.A. ("Endesa Chile") and Chilectra S.A. ("Chilectra") in order to separate the generation and distribution activities performed in Chile from those performed outside of Chile and (ii) the subsequent merger of the companies that  own participations in non-Chilean businesses.

2.Supporting information that underlies the proposed Reorganization that are relevant in accordance with the provisions of Official Letter No. 15,443 issued on July 20, 2015 by the Superintendence of Securities and Insurance, to the shareholders disposal as of November 5 and 9, 2015, respectively and consisting of:

(i) Audited Consolidated Financial Statements of Enersis as of September 30, 2015, which will be used for the Spin-Off.

(ii) Report of Enersis’ Board of Directors on the absence of significant changes to the assets, liabilities or equity accounts occurring after the reference date of the respective balance sheet of the Spin-Off.

(iii) Description of principal assets and liabilities allocated to the new company resulting from the Spin-Off, which will be named Enersis Chile S.A. (“Enersis Chile”).

(iv) Pro forma Consolidated Statements of Financial Position, with attestation report by the respective external auditors of Enersis and Enersis Chile, both as of October 1, 2015, and which provide, among other things, the allocation of assets, liabilities, and shareholders’ equity of both companies.

(v) Report of the financial advisor appointed by the Board of Directors of the Company, Bank of America Merrill Lynch, with its conclusion on the Reorganization.

(vi) Report of the independent expert appraisal appointed by the Board of the Company, Mr. Rafael Malla, including the estimated value of the entities to be merged and the estimated exchange ratio of the corresponding shares in the context of the Reorganization.

(vii) Report of the financial advisor appointed by the Directors’ Committee of the Company, IM Trust, with its conclusions on the Reorganization.

(viii) Report of the Directors Committee of the Company with its conclusions on the Reorganization.

(ix) Document describing the Reorganization and its terms and conditions, in which the terms of the merger and the withdrawal rights are explained.

(x) The objectives and expected benefits of the Reorganization, as well as its consequences, implications or contingencies, such as those of an operational or tax nature.

(xi) Determination of the number of Enersis Chile shares to be received by Enersis shareholders.

(xii) Agreement put forward by the Board of Directors, with the proposal of the Board of Directors of the Company with respect to the Reorganization.

(xiii) Draft of the Bylaws of Enersis and Enersis Chile following the Spin-Off.

3. Approve, pursuant to the terms of Title IX under the Chilean Companies Act Law N°18,046 and paragraph 1 of Title IX under the Chilean Companies Regulations, and subject to the conditions precedent indicated in numeral 4 below, the proposal of demerger of the Company into two companies, resulting from the Spin-Off. The new corporation, Enersis Chile, a new publicly held limited liability stock corporation, which will be governed by Title XII under D.L. 3500 and to which it would be allocated the equity interests, assets and the associated liabilities of Enersis in Chile, including shareholding in each of Chilectra and Endesa Chile already spun-off. The totality of Enersis shareholders will participate in Enersis Chile in the same proportion that they had in the Enersis’ capital, with a number of shares equal of what they had in the spun-off company (ratio 1:1).  Following the Spin-Off, Enersis will be renamed Enersis Americas S.A. ("Enersis Américas") and it will retain the equity interests of Enersis related to non-Chilean assets, including its shareholding in the resulting companies from the Spin-Off of Chilectra and Endesa Chile, Chilectra Américas S.A. (“Chilectra Américas”) and Endesa Américas S.A (“Endesa Américas”), and the liabilities associated to them, as well as all other assets and liabilities not expressly assigned to Enersis Chile in the Spin-Off.

4. Approve that the Spin-Off agreed to by the ESM will be subject to conditions precedent including that the ESM minutes in which the Spin-Offs of Endesa Chile and Chilectra are approved and have been correctly recorded as a public deed, and their respective excerpt have been registered and published duly and promptly in accordance with the law. Additionally, and in accordance with Article 5 in relation with Article 148, both under the Chilean Companies Regulation, approve that the Spin-Off shall take effect on the first calendar day of the following month after the “Public Deed on Fulfillment of the Conditions for the Spin-Off of Enersis,” as explained in the following numeral, is granted, notwithstanding the promptly fulfillment of the formalities of registration in the Commercial Registry and publications in the Diario Oficial of the excerpt and recording as a public deed of the ESM minutes that approves the Spin-Off of Enersis and the creation of Enersis Chile.

5. Authorize the Board of Directors of Enersis to grant the necessary powers to sign one or more documents that are necessary or appropriate to comply with the conditions precedent to which the Spin-Off is subject, certify the assets subject to registration that are assigned to Enersis Chile, and any other representations that are considered necessary for these purposes, and especially, grant a public deed within 10 calendar days of the date on which the last of the Spin-Off conditions is met, representing that the conditions precedent to which the Spin-Off is subject have been satisfied. Such public deed shall be named the "Public Deed on Fulfillment of the Conditions for the Spin-Off of Enersis," which should be registered in the corporate record books of Enersis and Enersis Chile in order to facilitate verification of compliance with the conditions to which the Spin-Off was subject.

6. Approve the capital reduction of Enersis as a result of the Spin-Off, and the distribution of corporate equity between the spun-off company and the created company.

7. Approve changes in the Bylaws of Enersis, which reflect the Spin-Off as well as the consequent reduction of capital, by modifying the following articles:

(i) Amendment of Article One, in order to change the corporate name of the Company, to be renamed Enersis  Américas S.A.;

(ii) Amendment of Article Four, in order to expand its business to include loans to related companies;

(iii) Amendment of Article Five, reflecting the reduction of Enersis capital as a consequence of the Spin-Off, remaining the same number and type of shares;

(iv) Creation of a new Article Forty-Four, to show that the Company will continue to be subject to Resolution No. 667 of the Honorable Resolution Commission, dated October 30, 2002 with the understanding that (a) the restrictions shall not apply to Enersis Américas with respect to Enersis Chile and (b) considering that Enersis Américas shall not participate in any way in the relevant markets within the Republic of Chile, may merge with Endesa Américas and Chilectra Américas; and

(v) Grant of a revised text of the Bylaws of Enersis.

8. Appoint the interim Board of Directors of Enersis Chile in accordance with article 50 bis under the Chilean Companies Act.

9. Approve the bylaws of the new resulting company, Enersis Chile, which in its permanent provisions differ from those of Enersis in the following matters:

(i) In Article Five on share capital, which indicates that Enersis Chile will have a capital of the amount of two billion, two hundred and twenty-nine thousand one hundred and eight million nine hundred seventy-four thousand five hundred and thirty-eight Chilean pesos (Ch$2,229,108,974,538) divided into forty-nine thousand ninety two million seven hundred seventy-two thousand, seven hundred sixty-two (49,092,772,762) registered ordinary shares, all of the same series without par value;

(ii) Article Nine Bis is not included because it was repealed by applicable law;

(iii) In Article Twenty-Four Bis, reference to Articles Nine Bis and Thirty-Seven Bis has been removed as there is no reference to them in the text;

(iv) In Article Forty-Four, the Company is subject to Resolution No. 667 of the Honorable Resolution Commission, dated October 30, 2002; understanding that the restrictions regarding Enersis Américas shall not apply to Enersis Chile;

(v) Incorporate into their Bylaws one transitory article stating that since its entry into force, Enersis Chile will submit in advance, and voluntarily to the rules established in Article 50 Bis of the Chilean Companies Act relating to the appointment of independent directors and the creation of a Directors’ Committee;

(vi) Replacement and inclusion of other Transitory Provisions that apply as a result of the Spin-Off.

10. Approve the number of Enersis Chile’s shares to be received by Enersis’ shareholders.

11. Introduce shareholders to the estimated terms of the possible merger of Endesa Américas and Chilectra Américas into Enersis Américas.

12. Appoint the external audit firm for Enersis Chile.

13. Appoint the Account Inspectors, and alternates, for Enersis Chile.

14. Inform shareholders of agreements regarding transactions with related parties under Title XVI of the Chilean Companies Act, Law N°18,046, executed in the period since the last shareholders’ meeting.

15. Report on authorizations granted to Ernst & Young, External Auditors of Enersis S.A., to deliver documents and reports related to external audit services provided to Enersis S.A., to the Public Company Accounting Oversight Board (“PCAOB”) of the United States of America.

16. Instruct the Board of Directors of Enersis Chile that upon the effectiveness of the Spin-Off, and as soon as practicable thereafter it should apply for the registration of the new company and their respective shares with the SVS and the Securities and Exchange Commission of the United States of America, and on the stock exchanges where its shares will be traded.

17. Instruct the Board of Directors of Enersis Chile to approve the powers of attorney of the company.

The ESM shall vote on all agreements necessary to carry out the Spin-Off, on the terms and conditions that the ESM ultimately approves, and will also grant the powers deemed necessary, especially those for legalizing, materializing and carrying out the Spin-Off and other agreements adopted by the aforementioned Meeting.

Shareholders may obtain a full copy of the documents that explain and support the matters that are subject to knowledge and resolution of the Board at our registered office, located in Santa Rosa 76, Floor 15 (Investor Relations Department), Santiago de Chile, as of this date. Also, starting on November 5 and 9 respectively, they will be available to the shareholders at the Company website: www.enersis.cl.

Additionally, the Board of Directors by the majority of its members and with one vote against, agreed to empower the CEO of the Company, within a reasonable time, to make an assessment on the feasibility of certain measures contained in the Board of Directors’ Committee reports of Enersis and its subsidiary Endesa Chile, as well as in the resolution of Enersis’ Board of Directors and the ones pointed out by the shareholder AFP Provida, to be presented to the Board, to determine the compatibility with applicable law and the terms and conditions of the corporate reorganization process that has been ruling by the Board and which have been released to the market and shareholders, through a significant event.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.       Fiscalía Nacional Económica (Antitrust Authority)

             Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaiso Stock Exchange)

             Banco Santander Santiago –Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Stock Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: November 10, 2015